Via Facsimile and U.S. Mail
Mail Stop 6010


February 10, 2006


Mr. Gregory P. Hanson
Vice President, Finance, and Chief Financial Officer
11388 Sorrento Valley Road
San Diego, CA  92121


Re:	Avanir Pharmaceuticals
	Form 10-K for the Fiscal Year Ended September 30, 2005
	File No. 001-15803


Dear Mr. Hanson:

      We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements, page F-1

7.  Deferred Revenue, page F-18

1. Please tell us how your classification of the proceeds received from Drug Royalty for the sale of future royalties complied with EITF
88-18. Your disclosure indicates that you have continuing involvement given the nature of the terms and the covenants surrounding the agreement. In your analysis, please address all six rebuttable presumptions and how you were able to overcome the presumption that this is debt.

10.  Shareholders` Equity, page F-21

Common stock, page F-22

Class A common stock, page F-22

Fiscal 2005, page F-22

2. Please explain to us how you evaluated the need to apply variable plan accounting to this award given the right to repurchase at what would appear to be below fair value. Address specifically whether there are conditions that are within your control that will allow you to exercise this right prior to it lapsing. Refer to Issue 23(d) of
EITF 00-23.

11.  License and Other Agreements, page F-27

AstraZeneca UK Limited ("AstraZeneca"), page F-28

3. We note that you determined that the license and the research agreement were separate units of accounting for this agreement and the Novartis agreement. Based on your disclosure here, it is unclear how this is appropriate. Please explain to us how the research and development agreement has separate value from the license when the license is required to perform that research and development. Please refer to Example 6-Biotech License, Research and Development, and Contract Manufacturing Agreement in EITF 00-21. In your response address specifically the factors discussed in this example.

12.  Related Party Transactions, page F-30

IriSys Research and Development, LLC, page F-30

License Agreement, page F-30

4. Please provide to us in disclosure type format a discussion of the amounts that might be paid to CNS under the Sublicense agreement discussed here. Include a discussion of the events that would trigger the payments under this agreement. Also provide to us in disclosure type format similar information related to your discussion of this agreement with your contractual obligations on page 31.

*    *    *    *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Gregory P. Hanson
Avanir Pharmaceuticals
February 10, 2006
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